SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                         DECRANE AIRCRAFT HOLDINGS, INC.
                            (NAME OF SUBJECT COMPANY)


                         DECRANE AIRCRAFT HOLDINGS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)
                                 ---------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   243662 10 3
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 ---------------

                                 R. JACK DECRANE
                CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                         DECRANE AIRCRAFT HOLDINGS, INC.
                        2361 ROSECRANS AVENUE, SUITE 180
                        EL SEGUNDO, CALIFORNIA 90245-4910
                                 (310) 725-9123

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)


                                WITH COPIES TO:

    MELVIN EPSTEIN, ESQ.                         STEVEN A. SILVERMAN, ESQ.
STROOCK & STROOCK & LAVAN LLP                        SPOLIN & SILVERMAN
    180 MAIDEN LANE                           100 WILSHIRE BOULEVARD, SUITE 940
NEW YORK, NEW YORK  10038-4982                SANTA MONICA, CALIFORNIA  90401
     (212) 806-5400                                     (310) 576-1221

                                 SCHEDULE 14D-9


ITEM 1.  SECURITY AND SUBJECT COMPANY.

         The name of the subject company is DeCrane Aircraft Holdings, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 2361 Rosecrans Avenue, Suite 180, El Segundo, California 90245-4910. The title of the class of equity securities to which this statement relates is the Common Stock, par value $0.01 per share (the "Shares"), of the Company.


ITEM 2.  TENDER OFFER OF THE BIDDER.

         This statement relates to the tender offer disclosed in a Schedule 14D-1 dated July 22, 1998 by DeCrane Acquisition Co. (the "Purchaser"), a company formed by DLJ Merchant Banking Partners II, L.P. and affiliated funds ("DLJ") to purchase all outstanding Shares, at a price per Share of $23.00, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 22, 1998 and in the related Letter of Transmittal (which together constitute the "Offer"). The Offer states that the address of the principal executive offices of the Purchaser are located at 277 Park Avenue, New York, New York 10172.

         The Offer is being made pursuant to an Agreement and Plan of Merger dated as of July 16, 1998 (the "Merger Agreement") by and between the Purchaser and the Company. The Merger Agreement is filed as EXHIBIT 1 to this Schedule 14D-9 and is incorporated herein by reference.


ITEM 3.  IDENTITY AND BACKGROUND.

         (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

         (b) Except as described below in this Item 3(b) or incorporated herein by reference, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings and actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) the Purchaser, its executive officers, directors or affiliates.

         Certain contracts, agreements, arrangements and understandings between the Company and its executive officers, directors and affiliates are described in the sections entitled "Security Ownership of Certain Beneficial Owners and Management," "Compensation of Directors and Executive Officers," and "Certain Relationships and Related Party Transactions" on pages 7 through 16 of the Company's Proxy Statement dated June 2, 1998, relating to its 1998 Annual Meeting of Stockholders held on June 17, 1998 (the "Proxy Statement"). A copy of pages 7 through 16 is filed as EXHIBIT 2 hereto and is incorporated herein by reference.

         1.       CHARTER AND BYLAW PROVISIONS

         The Company's Certificate of Incorporation contains a provision eliminating or limiting director liability to the Company and its stockholders for monetary damages arising from acts or omissions in the director's capacity as a director. The provision does not, however, eliminate or limit the personal liability of a director: (i) for any breach of such director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under the Delaware statutory provision making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock purchases or redemptions; or (iv) for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the Board of Directors of the Company protection against awards of monetary damages resulting from breaches of their duty of care (except as indicated above). As a result of this provision, the ability of the Company or a stockholder thereof to successfully prosecute an action against a director for breach of his duty of care is limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. The Securities and Exchange Commission has taken the position that the provision will have no effect on claims arising under the Federal securities laws.

         In addition, the Certificate of Incorporation and the Company's Bylaws provide for mandatory indemnification rights, subject to limited exceptions, to any director or executive officer of the Company who, by reason of the fact that he or she is a director or officer of the Company, is involved in a legal proceeding of any nature. Such indemnification rights include reimbursement for expenses incurred by such director or officer in advance of the final disposition of such proceeding in accordance with the applicable provisions of Delaware General Corporation Law.

         2.       R. JACK DECRANE EMPLOYMENT AGREEMENT

         On July 17, 1998, the Compensation Committee of the Company's Board of Directors approved an employment agreement between the Company and R. Jack DeCrane (the "Employment Agreement") replacing his prior employment agreement that was to expire on September 1, 1998. The Employment Agreement provides for various benefits including: (i) an initial salary of $310,000, which is subject to annual review and increase, but not decrease; (ii) an annual bonus ranging from 55% to 100% of Mr. DeCrane's annual base salary depending on the level of the Company's achievement of certain performance goals; (iii) a $500,000 cash bonus in recognition of the Company's recent acquisition of Avtech Corporation;
(iv) a $250,000 cash execution bonus; and (v) options to purchase 50,000 Shares at a price equal to the fair market value of the Shares as of July 16, 1998. Of such options, options to purchase 25,000 Shares are exercisable immediately; the balance of such options become exercisable one year after the date of the grant. Pursuant to the Merger Agreement, as described below, all of such options, as well as all other outstanding employee stock options will be canceled, and each holder of any such option, whether or not then vested or exercisable, will be paid an amount determined by multiplying (i) the excess, if any, of $23.00 per Share over the applicable exercise price of such option by (ii) the number of Shares such holder could have purchased (assuming full vesting of all options) had such holder exercised such option in full immediately prior to the consummation of the Merger. The Employment Agreement also entitles Mr. DeCrane to a $150,000 cash continuation bonus payable on January 2, 1999, provided that Mr. DeCrane is employed by the Company on January 1, 1999. The Employment Agreement contains a change of control provision that provides that if a Change of Control (as defined in the Employment Agreement) shall occur and Mr. DeCrane's employment is terminated by the Company for any reason, (other than for Cause (as such term is defined in the Employment Agreement) or as a result of his death or disability), or by Mr. DeCrane for Good Reason (as defined in the Employment Agreement), then the Company will pay Mr. DeCrane, within fifteen days of the date of termination (the "Date of Termination"), a lump sum in cash equal to $1.00 less than three times the sum of Mr. DeCrane's average base salary and bonus, in each case, during the five calendar years preceding the Date of Termination.

         A copy of the Employment Agreement is filed as EXHIBIT 3 hereto and is incorporated herein by reference.

         3.       THE MERGER AGREEMENT

         The following is a summary of certain portions of the Merger Agreement, a copy of which is filed as EXHIBIT 1 to this Schedule 14D-9 and is incorporated herein by reference. Such summary is not intended to be complete and is qualified in its entirety by reference to the Merger Agreement.

         The Merger Agreement provides that, upon the terms and subject to the conditions thereof, at the time at which the Company and the Purchaser file a certificate of merger with the Secretary of State of the State of Delaware and make all other filings or recordings required by Delaware Law in connection with the Merger, the Purchaser shall be merged with and into the Company in accordance with Delaware General Corporation Law ("Delaware Law") and the Merger Agreement. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is specified in the Certificate of Merger (the "Effective Time"). As a result of the Merger, the separate corporate existence of the Purchaser will cease and the Company will be the Surviving Corporation ("Surviving Corporation").

         At the Effective Time, (i) each issued and outstanding Share held in the treasury of the Company, or owned by the Purchaser Companies shall be canceled, and no payment shall be made with respect thereto; (ii) each share of common stock of the Purchaser then outstanding shall be converted into and become one share of common stock of the Surviving Corporation; and (iii) each Share outstanding immediately prior to the Effective Time shall, except as otherwise provided in (i) above or with respect to Shares as to which appraisal rights have been perfected, be converted into the right to receive $23.00 in cash without interest.

         The Merger Agreement provides that, at the Effective Time, the certificate of incorporation of the Company will be the certificate of incorporation of the Surviving Corporation and the bylaws of the Purchaser will be the bylaws of the Surviving Corporation.

         EMPLOYEE STOCK OPTIONS. At or immediately prior to the Effective Time, each outstanding employee stock option to purchase Shares granted under any employee stock option or compensation plan or arrangement of the Company will be canceled, and each holder of any such option, whether or not then vested or exercisable, shall be paid by the Company promptly after the Effective Time for each such option an amount determined by multiplying the excess, if any, of $23.00 per Share over the applicable exercise price of such option by the number of Shares such holder could have purchased (assuming full vesting of all options) had such holder exercised such option in full immediately prior to the Effective Time.

         AGREEMENTS OF THE PURCHASER AND THE COMPANY. The Merger Agreement provides that effective upon purchase and payment for any Shares by the Purchaser, the Purchaser shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Board of Directors (giving effect to the election of any additional directors pursuant to this paragraph) and (ii) the percentage that the number of Shares owned by the Purchaser (including Shares accepted for payment) bears to the total number of Shares outstanding, and the Company shall take all action necessary to cause the Purchaser's designees to be elected or appointed to the Board of Directors, including, without limitation, increasing the number of directors, and seeking and accepting resignations of its incumbent directors.

         Following the election or appointment of Purchaser's designees pursuant to the Merger Agreement and until the Effective Time, the approval of a majority of the directors of the Company then in office who were not designated by Purchaser shall be required to authorize (and such authorization shall constitute the authorization of the Board of Directors and no other action on the part of the Company, including any action by any other director or the Company, shall be required to authorize) any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Board of Directors, and any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company.

         Pursuant to the Merger Agreement, the Company shall cause a meeting of its stockholders (the "Company Stockholder Meeting") to be duly called and held as soon as reasonably practicable for the purpose of voting on the approval and adoption of the Merger Agreement and the Merger, unless a vote of stockholders by the Company is not required by Delaware Law. The Merger Agreement provides that the Company will promptly prepare and file with the Securities and Exchange Commission under the Exchange Act (as defined below) a proxy statement relating to the Company Stockholder Meeting (the "Proxy Statement") (unless the vote of the stockholders is not required under Delaware Law). The Company has agreed to use its reasonable best efforts to obtain the necessary approvals by its stockholders of the Merger Agreement and the transactions contemplated thereby. The Purchaser has agreed to vote and to cause each of its subsidiaries (including, without limitation, the Purchaser) to vote all Shares then owned by it in favor of adoption of the Merger Agreement.

         The Company has agreed that, prior to the Effective Time, the Company will not adopt or propose any change in its certificate of incorporation or bylaws. In addition, the Company has agreed that, prior to the Effective Time, the Company will not, and will not permit any of its subsidiaries (each, a "Subsidiary") to, except as expressly required by the Merger Agreement or with the prior consent of the Purchaser:

         (a) acquire (by merger, consolidation or acquisition of stock or assets) any material corporation, partnership or other business organization or division thereof, or sell, lease or otherwise dispose of a material subsidiary or a material amount of assets or securities;

         (b) make any investment other than in readily marketable securities in an amount in excess of $750,000 in the aggregate whether by purchase of stock or securities, contributions to capital or any property transfer, or purchase for an amount in excess of $750,000 in the aggregate, any property or assets of any other individual or entity;

         (c) waive, release, grant, or transfer any rights of value material to the Company and the Subsidiaries taken as a whole;

         (d) modify or change in any material respect any existing material license, lease, contract, or other document material to the Company and its subsidiaries taken as a whole;

         (e) except to refund or refinance commercial paper, incur, assume or prepay an amount of long-term or short-term debt in excess of $5,000,000 in the aggregate;

         (f) assume, guarantee, endorse (other than endorsements of negotiable instruments in the ordinary course of business) or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person (other than any Subsidiary) which, are in excess of $500,000 in the aggregate;

         (g) make any loans or advances to any other person (other than any Subsidiary) which are in excess of $100,000 in the aggregate or

         (h) authorize any new capital expenditures which, individually, is in excess of $250,000 or, in the aggregate, are in excess of $1,000,000.

         Furthermore, the Company has agreed that, prior to the Effective Time, the Company will not, and will not permit any Subsidiary to do any of the following:

          (i) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, other than cash dividends and distributions by a wholly owned subsidiary of the Company to the Company or to a subsidiary all of the capital stock which is owned directly or indirectly by the Company, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its securities or any securities of its Subsidiaries;

         (ii) adopt or amend any bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or employee benefit plan, agreement, trust, plan, fund or other arrangement for the benefit and welfare of any director, officer or employee, or (except for normal increases in the ordinary course of business that are consistent with past practices and that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company) increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any existing plan or arrangement (including, without limitation, the granting of stock options or stock appreciation rights or the removal of existing restrictions in any benefit plans or agreements);

         (iii) revalue in any material respect any of its assets, including, without limitation, writing down the value of inventory in any material manner or write-off of notes or accounts receivable in any material manner;

         (iv) pay, discharge or satisfy any material claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise) other than the payment, discharge or satisfaction in the ordinary course of business, consistent with past practices, of liabilities reflected or reserved against in the consolidated financial statements of the Company or incurred since the most recent date thereof pursuant to an agreement or transaction described in the Merger Agreement or incurred in the ordinary course of business, consistent with past practices;

         (v) except as set forth in the Schedules to the Merger Agreement, make any tax election or settle or compromise any material income tax liability;

         (vi) take any action other than in the ordinary course of business and consistent with past practices with respect to accounting policies or procedures other than any change in accounting policies (that is not material to the Company and its Subsidiaries taken as a whole) that is required by regulations of the SEC;

         (vii) agree or commit to do any of the foregoing; or

         (viii) take or agree or commit to take any action that would make any representation and warranty of the Company hereunder inaccurate in any respect at, or as of any time prior to, the Effective Time.

NON-SOLICITATION. Pursuant to the Merger Agreement the Company has agreed that from the date of the Merger Agreement until the termination thereof, the Company and its Subsidiaries will not, and will not authorize or permit, their respective officers, directors, agents, representatives, advisors or Subsidiaries to, directly or indirectly,

         (i) solicit, initiate or take any action knowingly to facilitate the submission of inquiries, proposals or offers which constitute or would reasonably be expected to lead to an Acquisition Proposal (as defined below) or

         (ii) enter into or participate in any discussions or negotiations regarding any of the foregoing, or furnish to any Third Party (as defined below) any information with respect to its business, properties or assets or any of the foregoing, or otherwise cooperate in any way with, or knowingly assist or participate in, facilitate or encourage, any effort or attempt by any Third Party to do or seek any of the foregoing, or

         (iii) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries.

         The Company is not prohibited, however (either directly or indirectly through advisors, agents or other intermediaries) from (A) furnishing information pursuant to an appropriate confidentiality letter (which letter shall not be less favorable to the Company in any material respect (with respect to duration and standstill provisions) than the Confidentiality Agreement (as defined below), and a copy of which shall be provided for informational purposes only to the Purchaser) concerning the Company and its businesses, properties or assets to a Third Party who has made or is seeking to initiate discussions with respect to a bona fide Acquisition Proposal, (B) engaging in discussions or negotiations with such a Third Party who has made a bona fide Acquisition Proposal, (C) following receipt of a bona fide Acquisition Proposal, taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or otherwise making disclosure to its stockholders, (D) following receipt of a bona fide Acquisition Proposal, failing to make or withdrawing or modifying its recommendation referred to above and/or (E) taking any non-appealable, final action ordered to be taken by the Company by any court of competent jurisdiction but in each case referred to in the foregoing clauses
(A) through (D) only to the extent that the Board of Directors of the Company shall have concluded in good faith on the basis of written advice from outside counsel that such action by the Board of Directors is required in order to comply with the fiduciary duties of the Board of Directors to the stockholders of the Company under applicable law. The Board of Directors of the Company shall not take any of the foregoing actions referred to in clauses (A) through (D) until after reasonable notice to the Purchaser with respect to such action, and the Board of Directors shall continue to advise the Purchaser after taking such action and, in addition, if the Board of Directors of the Company receives an Acquisition Proposal, then the Company shall promptly inform the Purchaser of the terms and conditions of such proposal and the identity of the person making it.

         "Acquisition Proposal" means any proposal or offer from any Third Party (as defined below) which constitutes or would reasonably be expected to lead to
(A) any acquisition or purchase of 30% or more of the consolidated assets of the Company and its Subsidiaries or of over 30% of any class of equity securities of the Company or any of its Subsidiaries, (B) any tender offer (including a self tender offer) or exchange offer that if consummated would result in any Third Party beneficially owning 30% or more of any class of equity securities of the Company or any of its Subsidiaries, (C) any merger, consolidation, business combination, sale of substantially all assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 30% of the consolidated assets of the Company (other than the transactions contemplated by the Merger Agreement) or (D) any other transaction the consummation of which would be expected to interfere with in a material way, prevent or materially delay the Merger or which would reasonably be expected to materially dilute the benefits to the Purchaser of the transactions contemplated by the Merger Agreement.

         "Third Party" means any person, corporation, entity or "group," as defined in Section 13(d) of the Exchange Act, other than the Purchaser or any of its affiliates.

INDEMNIFICATION. The Purchaser and the Company have agreed that for six years after the Effective Time, the Purchaser will cause the Surviving Corporation to

         (i) indemnify and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring prior to the Effective Time (including without limitation matters related to the transactions contemplated by this Agreement) and

         (ii) retain limitations on personal liability of directors for monetary damages, in each case to the fullest extent provided under the Company's certificate of incorporation and bylaws in effect on the date of the Merger Agreement, subject to any limitation imposed from time to time under applicable law. Such obligation shall apply to claims of which the Surviving Corporation shall have been notified prior to the expiration of such six-year period, regardless of when such claims shall have been disposed of. In addition, Purchaser and Surviving Corporation have agreed that for six years after the Effective Time, the Purchaser will cause the Surviving Corporation to use its best efforts to provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to and including the Effective Time covering each such Person currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement. The Purchaser will not be obligated to cause the Surviving Corporation to pay premiums in excess of 150% of the amount per annum the Company paid in its last full fiscal year.

EMPLOYEES OF THE COMPANY. The Purchaser has agreed that, for at least one year from the Effective Time, subject to applicable law, the Surviving Corporation and its Subsidiaries will provide benefits to their employees which will, in the aggregate, be comparable to those currently provided by the Company and its subsidiaries to their employees.

REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains customary representations and warranties of the parties thereto including representations by the Company as to the absence of certain changes or events concerning its respective business, compliance with law, litigation, employee benefit plans, taxes and other matters.

CONDITIONS TO CERTAIN OBLIGATIONS. The obligations of the Company and the Purchaser to consummate the Merger are subject to the satisfaction of the following conditions: (i) if required by Delaware Law, the adoption by the stockholders of the Company in accordance with such law; (ii) any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated; (iii) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Merger; (iv) the Purchaser shall have purchased Shares pursuant to the Offer; and (v) all actions by or in respect of or filings with any governmental body, agency, official, or authority required to permit the consummation of the Merger shall have been obtained.

         In addition, the obligations of the Purchaser to consummate the Merger are subject to the satisfaction of the following conditions: (i) the Company shall have performed in all material respects all of its obligations under the Merger Agreement required to be performed by it at or prior to the Effective Time; (ii) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit consummation of the Merger; and (iii) the Purchaser shall have received all documents it may reasonably request relating to the existence of the Company and the Subsidiaries and the authority of the Company for this Agreement, all in form and substance reasonably satisfactory to the Purchaser.

TERMINATION. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of the Merger Agreement by the stockholders of the Company)

(i) by mutual written consent of the Company and the Purchaser or

(ii) by either the Company or the Purchaser, if

         (A) the Offer has not been consummated by the date that is 60 days after the commencement of the Offer; provided, however, that such right to terminate is not available if Purchaser shall have failed to purchase Shares in violation of the Offer;

         (B) if there shall be any law or regulation that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining the Purchaser or the Company from consummating the Merger is entered and such judgment, injunction, order or decree shall become final and nonappealable; or

         (C) if the Board of Directors of the Company shall have withdrawn or materially modified its recommendation as permitted under the Merger Agreement.

         If the Merger Agreement is terminated, the Merger Agreement will become void and of no effect with no liability on the part of the Company or the Purchaser (other than any rights any party may have against the other for wilful breach of the Merger Agreement) other than obligations of the Purchaser under certain provisions of the Merger Agreement with respect to the treatment of confidential non-public information concerning the Company and its Subsidiaries, and obligations of the Company under certain provisions of the Merger Agreement to pay certain fees to and expenses of the Purchaser (as described below).

FEES AND EXPENSES. The Company has agreed in the Merger Agreement that if a Payment Event (as defined below) occurs, the Company will pay to the Purchaser, within two business days following such Payment Event, a fee equal to $6,900,000 in immediately available funds.

         "Payment Event" means (x) the termination of the Merger Agreement by the Company or Purchaser if the Board of Directors withdraws or materially modifies its recommendation with respect to the Merger; or (y) the occurrence of a Third Party Acquisition within 12 months of the termination of the Merger Agreement where the Offer shall not have been consummated within 60 days after commencement of the Offer.

          "Third Party Acquisition" means any of the following events, whereby stockholders of the Company receive, pursuant to such event, cash, securities or other consideration having an aggregate value, when taken together with the value of any securities of the Company or its Subsidiaries otherwise held by the stockholders of the Company after such event, in excess of $23.00 per Share: (i) the Company is acquired by merger or otherwise by a Third Party; (ii) a Third Party acquires more than 50% of the total assets of the Company and its Subsidiaries, taken as a whole; (iii) a Third Party acquires more than 50% of the outstanding Shares or (iv) the Company adopts and implements a plan of liquidation, recapitalization or share repurchase relating to more than 50% of the outstanding Shares or an extraordinary dividend relating to more than 50% of the outstanding Shares or 50% of the assets of the Company and its Subsidiaries, taken as a whole.

          In addition, the Company has agreed in the Merger Agreement that, upon termination of the Merger Agreement for any reason (subject to the following sentence), the Company shall, within two business days after submission of reasonable documentation of such expenses, reimburse the Purchaser for all documented out-of-pocket fees and expenses incurred by the Purchaser in connection with the Merger Agreement and transactions contemplated thereby (including the Merger and the arrangement of, obtaining the commitment to provide, or obtaining the financing for, the transactions contemplated by the Merger Agreement), provided that such reimbursement obligation shall not exceed $4,250,000. The Company is not required to make any such payment if the termination of the Merger Agreement would not have occurred but for the failure of the Purchaser to fulfill its obligations under the Merger Agreement.

         Except as described in the preceding paragraph, the Merger Agreement provides that the Company and the Purchaser shall each bear all expenses incurred by it in connection with the Merger Agreement and the transactions contemplated thereby.

AMENDMENT AND WAIVERS. Any provision of the Merger Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, and (i) in the case of an amendment, by the Company and the Purchaser or (ii) in the case of a waiver, by the party against whom the waiver is to be effective. After the adoption of the Merger Agreement by the stockholders of the Company, no such amendment or waiver shall alter or change, except with the further approval of such stockholders (i) the amount or kind of consideration to be received in exchange for any shares of capital stock of the Company, (ii) any term of the certificate of incorporation of the Surviving Corporation or (iii) any other terms and conditions of the Merger Agreement if such change would adversely affect the holders of any shares of capital stock of the Company.

         4.       CONFIDENTIALITY AGREEMENT

         DLJ and the Company entered into a confidentiality agreement (the "Confidentiality Agreement"), a copy of which is filed as EXHIBIT 4 hereto and is incorporated herein by reference. Pursuant to the Confidentiality Agreement, DLJ agreed, among other things, that it and its representatives would keep confidential certain information (the "Evaluation Material") furnished to it by the Company and use the Evaluation Material solely for the purpose of evaluating an investment in the Company (a " Transaction").

         The Confidentiality Agreement contains a "standstill provision" which provides that until June 15, 2000, neither DLJ nor any of its affiliates will, without the prior written consent of the Company and its Board of Directors in any manner, directly or indirectly, (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (i) any acquisition of any securities (or beneficial ownership thereof) or assets of the Company or any of its subsidiaries; (ii) any tender or exchange offer or merger or other business combination involving the Company or any of its subsidiaries; (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transactions with respect to the Company or any of its subsidiaries; or (iv) any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any voting securities of the Company, (b) form, join or in any way participate in a "group" (as defined under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), (c) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of the Company, (d) take any action which might force the Company to make a public announcement regarding any of the types of matters set forth in (a) above, or (e) enter into any discussions or arrangements with any third party with respect to any of the foregoing. DLJ also agreed during such period not to request that the Company (or its directors, officers, employees or agents), directly or indirectly, amend or waive any provision of this paragraph (including this sentence).

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

         (a) RECOMMENDATION. At a meeting held on July 16, 1998, the Company's Board of Directors, acting on the recommendation of the Special Committee (as defined below), has (i) unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer, described herein is fair to, and in the best interests of, the Company and its stockholders, (ii) unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer, and (iii) unanimously resolved to recommend acceptance of the Offer and approval and adoption of the Merger Agreement by the Company's stockholders (subject to the Board of Directors' right to withdraw or modify its recommendation to the extent the Board of Directors of the Company shall have concluded in good faith on the basis of written advice from outside counsel that such action by the Board of Directors is required in order to comply with the fiduciary duties of the Board of Directors to the stockholders of the Company under applicable law). This recommendation is based in part upon the opinion of Warburg Dillon Read LLC ("WDR") that the per Share consideration to be received by the Company's stockholders in the Offer is fair to such stockholders from a financial point of view. A copy of the written opinion dated July 21, 1998 of WDR, which accompanies this Schedule 14D-9, setting forth the assumptions made, factors considered and the scope of the review undertaken by WDR, is attached hereto as Annex A, has been filed as EXHIBIT 5 hereto and is incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION OF WDR CAREFULLY AND IN ITS ENTIRETY.

         A letter to the Company's stockholders communicating the Board's recommendations and a press release announcing the Offer and the Merger Agreement are filed herewith as EXHIBITS 6 and 7, respectively, and are incorporated herein by reference.

         (b)  BACKGROUND.

         In the spring of 1998, the Company conducted a secondary offering of shares of Common Stock on behalf of certain of its stockholders. Representatives from DLJ attended the management presentations conducted by the Company in connection with that offering and spoke with one of the Company's larger stockholders about the Company, its history, current performance and potential. At that time, DLJ concluded that it was not interested in proposing to acquire the Company. In early June 1998, DLJ learned that the Company had entered into an agreement to acquire Avtech Corporation. At this point, DLJ began to consider the possibility of acquiring the Company and approached the Company to express DLJ's possible interest in acquiring the Company.

         At the regularly scheduled meeting of the Company's Board of Directors on June 17, 1998, the Board of Directors elected to form a special committee of independent non-employee directors (the "Special Committee"), consisting of Paul Cascio, Mitchell Quain (Messrs. Cascio and Quain acted as co-chairmen) and James Bergman, to consider a proposal from DLJ involving a business combination with the Company. Around the same time, the Company and DLJ entered into the Confidentiality Agreement. The Special Committee approved DLJ's request to conduct a due diligence investigation of the business and properties of the Company and representatives of DLJ and their counsel met with members of the management of the Company to discuss the Company. Concurrently, the Company was preparing for a private placement of high yield debt that was expected to be offered in mid-July pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"). The Special Committee retained Stroock & Stroock & Lavan LLP as counsel to the Special Committee and WDR as independent financial advisors.

         On approximately June 26, 1998, Thompson Dean of DLJ advised Paul Cascio that DLJ might be interested in acquiring all of the outstanding Shares at a price of $21.00 per Share in cash. DLJ indicated that the transaction would take the form of a merger between a DLJ-formed subsidiary and the Company and would be preceded by a first-step cash tender offer for all Shares, with the second-step merger consideration to be at the same cash price for any Shares not tendered (the "Proposal"). The Proposal was contingent upon, among other things, several stockholders of the Company, which owned approximately 33% of the Shares in the aggregate, granting the Purchaser options (collectively, the "Stock Options") to purchase their Shares at $21.00 per Share. The Proposal also contemplated that, if this merger was not consummated due to specified reasons and if the Company consummated a business combination with another party within 24 months (the "Tail") after the termination of the merger Agreement, the Purchaser would receive a break up fee of $1.50 per Share (calculated on a fully-diluted basis) (the "Break-up Fee") and the Company would reimburse DLJ for its expenses up to $10,000,000 ("Expense Reimbursement"). The Special Committee convened telephonically to consider the Proposal. After due consideration and consultation with its legal counsel, the Special Committee informed DLJ that it believed that the price offered was inadequate and the other terms of the Proposal were unacceptable. DLJ responded that it might be willing to consider increasing the proposed purchase price if the results of additional due diligence confirmed greater value in the Company and that it was open to negotiation on other points. Between June 26, 1998 and July 14, 1998, Mr. Dean and Mr. Cascio had several discussions regarding revising the price and other terms of the Proposal

         On July 14, 1998, Mr. Dean contacted Mr. Cascio to indicate that, under certain circumstances, DLJ might be willing to increase the proposed price to $23.00 per Share and to reduce the Break-up Fee to $.85 per Share, reduce the Tail to 12 months and reduce the Expense Reimbursement to $5,000,000. Counsel for the Special Committee and counsel for the Company reviewed these matters and commented on a draft of the proposed Merger Agreement provided by DLJ's and the Purchaser's counsel. Concurrently, the parties' respective legal advisors negotiated the provisions of the Merger Agreement. A revised draft of the proposed Merger Agreement was delivered to each of the Company's directors on Wednesday, July 15, 1998.

         The Special Committee again convened in the early morning on July 15, 1998 with its counsel and with WDR to consider the revised Proposal. DLJ also provided the Special Committee with drafts of financing commitment letters that contained customary conditions, and with a schedule of DLJ's estimated expenses, which aggregated more than $7 million. Members of the Special Committee discussed their concerns regarding the revised Proposal, including how the various terms of the revised Proposal could affect the ability of another buyer to make a more attractive offer. The areas of particular concern to the members of the Special Committee were: (i) the amount of the Break-up Fee and the Expense Reimbursement; (ii) whether the Stock Options (now required from two stockholders of the Company owning approximately 17% of the Shares and modified in certain other respects from the original version) would discourage other potential buyers from making acquisition proposals; (iii) whether the proposed tender offer period provided adequate time for other potential buyers to initiate discussions with respect to a bona fide acquisition proposal; and (iv) the price per Share offered.

          Later in the evening on July 15, 1998, the full Board of Directors of the Company convened (three members via telephone) for a meeting to consider the revised Proposal. By then, DLJ had agreed that the Offer would remain open for a minimum of 25 business days. The Board of Directors broadened the scope of the authority of the Special Committee to consider acquisition proposals and strategic alternatives in addition to a business combination with DLJ. At the invitation of the Special Committee, representatives of WDR addressed the Board of Directors to provide their analysis of the revised Proposal. WDR indicated that it would present the revised Proposal to its fairness committee the following day, but based on its analysis thus far, it believed that if requested, it would express an opinion that the revised Proposal was fair to the stockholders of the Company from a financial point of view.

         On July 16, 1998, the full Board of Directors re-convened (one of the directors by telephone) to further consider the revised Proposal. The members of the Board of Directors concluded that the Break-up Fee and the Expense Reimbursement were too high and the Stock Options might present a material obstacle to another potential buyer. Mr. Cascio expressed the Board's concerns to Mr. Dean, and after discussion, DLJ agreed to eliminate the requirement for the Stock Options and to lower the Expense Reimbursement from $5,000,000 to $4,250,000. After reviewing these changes, the Special Committee, subject to receipt of WDR's fairness opinion and finalization of the terms of the Merger Agreement, unanimously recommended to the Board of Directors that the revised Proposal be accepted. The full Board of Directors, subject to the same conditions, unanimously resolved to approve the revised Proposal and to authorize the execution and delivery of the Merger Agreement. The full Board also recommended that the stockholders of the Company accept the Offer and tender all of their Shares pursuant to the Offer.

         On July 17, 1998, WDR delivered its oral fairness opinion (which was subsequently confirmed in writing) to the Company and the Company and the Purchaser executed and delivered the Merger Agreement and DLJ and the Company issued a joint press release announcing the transaction.

         Since then, the Company has received an indication of interest in initiating discussions with respect to an alternative acquisition, but there can be no assurance that any proposal will result.

          On July 21, 1998, an action entitled TAAM ASSOCIATES, INC. V. DECRANE, ET AL., was commenced in Delaware Chancery Court on behalf of a purported class of shareholders of the Company against the Company, its directors and various officers, Donaldson Lufkin Jenrette, Inc. and DeCrane Acquisition Co., alleging, among other things, that the directors had breached their fiduciary duties by entering into the Merger Agreement without engaging in an auction or "active market check" and therefore did not adequately inform themselves in agreeing to terms that are unfair and inadequate from the standpoint of the Company's shareholders. The complaint seeks a preliminary and permanent injunction barring defendants from proceeding with the transaction or, if the transaction is consummated, an order rescinding it or awarding damages, together with interest; and an award of attorneys' fees and litigation expenses. The Company believes the action is without merit.

         REASONS FOR RECOMMENDATION. In reaching their conclusion to approve the Merger Agreement and the transactions contemplated thereby, and to recommend that the holders of Shares tender their Shares pursuant to the Offer, the Special Committee and the Board of Directors considered a number of factors, including the following:

         1. The financial and other terms and conditions of the Merger Agreement, including the fact that the Merger Agreement provides for an immediate cash tender offer for all of the Shares, thereby enabling the stockholders of the Company to obtain cash for all of their Shares at the earliest possible time;

         2. The presentation of WDR at the July 15 meeting of the Special Committee and the July 16 meeting of the Board of Directors and the oral opinion of WDR delivered to the Board of Directors on July 16, 1998 (which was subsequently confirmed in writing) to the effect that, as of such date and based upon its review and analysis and subject to the limitations set forth therein, the consideration to be received by the holders of Shares pursuant to the Merger Agreement is fair from a financial point of view to such holders.

         3. The Board of Director's belief that the trading history of the Shares has consistently failed to reflect the Company's dynamic growth and the fact that the price of $23 per Share represents a substantial premium over the then current trading price per Share; the July 15th and 16th closing price on the Nasdaq National Market was $17 5/8;

         4. The fact that the Merger Agreement provides that the Company may, pursuant to an appropriate confidentiality letter, provide information concerning the Company to a third party who has made or is seeking to initiate discussions with respect to a bona fide acquisition proposal, and the Special Committee and the Board of Directors may, in the exercise of its fiduciary duties, withdraw or materially modify its recommendation to the stockholders to state that the Company should accept an alternative proposal or remain independent, and thereby terminate the Merger Agreement;

         5. The facts that the Special Committee was able to negotiate that the tender offer period be extended to 25 business days, thereby allowing sufficient time for other potential buyers to come forth.

         6. The fact that the Merger Agreement resulted from intensive arms-length negotiations; see "Background" above;

         7. The fact that the Offer was accompanied by written financing commitments, subject to customary and usual conditions; and

         8. The availability of dissenters to exercise rights of appraisal in the Merger.

         The Special Committee and the Board of Directors did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, they viewed their position and recommendation as being based on the totality of the information presented to and considered by them.

 ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         Pursuant to an agreement (the "Engagement Letter"), the Company retained WDR to provide financial advisory services and an opinion to the Special Committee (the "Opinion") with respect to the fairness from a financial point of view of the consideration to be received by the holders of Shares pursuant to any transaction pursuant to which any person or entity acquires a controlling interest in all or substantially all of the capital stock or assets of the Company (a "Transaction"). Pursuant to the terms of the Engagement Letter, the Company agreed to pay WDR a fee of (a) $100,000 upon the execution of the Merger Agreement, (b) $600,000 upon the date WDR advised the Special Committee that it was prepared to render an Opinion, (c) another $600,000 upon the date WDR rendered the Opinion to the Special Committee and (d) should the Company require additional financial advisory services from WDR in connection with any Transaction, an additional fee equal to 1% of the aggregate amount of consideration paid to the Company and/or its stockholders, as the case may be, in connection with the consummation of a Transaction, but the additional fee will be reduced by the fees referred to above. The Company also agreed to reimburse WDR for its expenses reasonably incurred in connection with its engagement (including fees and disbursements of outside counsel), and to indemnify WDR against certain liabilities and reasonable expenses related to, arising out of or in connection with the engagement of WDR under the Engagement Letter, including liabilities under the federal securities laws. A copy of the Opinion is filed as EXHIBIT 5 hereto and is incorporated herein by reference.

         In the ordinary course of its trading and brokerage activities, WDR or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions for its own account or the accounts of customers, in debt or equity securities of the Company or any other company that may be involved in a transaction with the Company.

         In the past, WDR and its affiliates were underwriters of the Company's initial public offering and other public equity offerings and received customary fees for the rendering of such services.

         Except as disclosed herein, neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any other person to make solicitations or recommendations to stockholders of the Company on its behalf concerning the Merger Agreement.


ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

         (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the

Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

         (b) To the best knowledge of the Company, all of its executive officers, directors, affiliates or subsidiaries owning Shares currently intend to tender all Shares beneficially owned by them pursuant to the Merger Agreement.


ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

         (a) Except as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

         (b) Except as described in Item 3(b) and Item 4, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Merger Agreement which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.


 ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         The Information Statement attached hereto as Annex I is being furnished pursuant to Rule 14f-1 under the Exchange Act in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors other than at a meeting of the Company's stockholders.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Merger Agreement dated as of July 16, 1998, by and between DeCrane Acquisition Co. and DeCrane Aircraft Holdings, Inc.

Exhibit 2.        Pages 7 through 17 of the Proxy Statement dated June 2,
                  1998, relating to its 1998 Annual Meeting of Stockholders held on June 17, 1998 at DeCrane Aircraft Holdings, Inc.

Exhibit 3.        Employment Agreement between DeCrane Aircraft
                  Holdings, Inc. and R. Jack DeCrane, dated as  of July
                  17, 1998.

Exhibit 4.        Confidentiality Agreement, dated as of June 15,
                  1998, between DeCrane Aircraft Holdings, Inc. and DLJ Merchant Banking II, L.P.

Exhibit 5. Opinion of Warburg Dillon Read LLC to the Board of Directors of DeCrane Aircraft Holdings, Inc. dated July 21, 1998.

Exhibit 6.        Letter of the Board of Directors of DeCrane
                  Aircraft Holdings, Inc. addressed to the stockholders of DeCrane Aircraft Holdings, Inc., dated July 22, 1998.

Exhibit 7.        Joint Press Release dated July 17, 1998 of
                  DeCrane Aircraft Holdings, Inc. and DLJ Merchant Banking Partners II, L.P.

                                            SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 22, 1998

                                               DECRANE AIRCRAFT HOLDINGS, INC.



                                               By:  /S/ R. JACK DECRANE
                                                    R. Jack DeCrane
                                                    Chairman of the Board and
                                                    Chief Executive Officer

                                                                       ANNEX I

             ADDITIONAL INFORMATION PURSUANT TO SECTION 14(F) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1
                   THEREUNDER; CERTAIN INFORMATION CONCERNING
                      DIRECTORS AND OFFICERS OF THE COMPANY

         This information is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement and upon consummation of the Offer, of such number of directors (the "Purchaser Designees"), rounded up to the next whole number, as will give the Purchaser representation on the Board of Directors of the Company equal to the product of
(i) the total number of directors on the Board of Director's (giving effect to the election of any additional directors by the Purchaser) and (ii)
the percentage that the number of shares then owned by the Purchaser bears to the total number of Shares outstanding. The Company shall take all action necessary to cause Purchaser's designees to be elected or appointed to the Company's Board of Directors, including, without limitation, increasing the number of directors, and seeking and accepting resignations of incumbent directors. The Company will use its best efforts to cause individuals designated by the Purchaser to constitute the same percentage as such individuals represented on (A) each committee of the Board (other than the Special Committee or any committee of the Board established to take action under the Merger Agreement), (B) each board of directors of each Subsidiary and (C) each committee of each such board. Notwithstanding the foregoing, until such time as Purchaser acquires a majority of the outstanding Shares on a fully-diluted basis, the Company shall use its reasonable efforts to ensure that all of the members of the Board of Directors and such boards and committees as of the date hereof who are not employees of the Company shall remain members of the Board of Directors and such boards and committees until the certificate of merger is filed with the Secretary of State of the State of Delaware.

         The Purchaser has provided certain information to the Company with respect to the individuals that would be included in an information statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The information set below concerning the Purchaser has been furnished to the Company by the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

         None of the nominees or their associates is currently a director of, or holds any position with, the Company. The Company has been advised that, to the best knowledge of the Purchaser, except as set forth in the Offer to Purchase, none of the nominees or their associates (i) beneficially owns or has any right to acquire, directly or indirectly, any Shares, (ii) has effected any transaction in the Shares during the past 60 days, (iii) has any contract arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer of voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees of profits, division of profits or loss or the giving or withholding of proxies, (iv) have had, since January 1, 1995, any business relationship or transaction with the Company or any of its executive officers, directors, or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer or (v) have entered into, since January 1, 1995, any contracts, negotiations or transactions with the Company or its affiliates, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

         As of July 20, 1998, there were issued and outstanding 7,524,740 Shares, each of which entitles the holder to one vote and not more than 586,260 Shares subject to issuance pursuant to the Company's stock option and incentive plans.

         Capitalized terms used but not defined in this Annex I have the meanings assigned to such terms in the Schedule 14D-9 to which this Annex B is attached (the "Schedule 14D-9").

                   BOARD OF DIRECTORS AND PURCHASER DESIGNEES

PURCHASER DESIGNEES

         Purchaser will choose the Purchaser Designees from the directors and officers listed on Schedule A of the Offer to Purchase, a copy of which is being mailed to stockholders together with the Schedule 14D-9. The information on such Schedule A, as well as supporting information contained in Section 8 of the Offer to Purchase, is incorporated herein by reference.

CONTINUING DIRECTORS

          Set forth is certain information with respect to the current directors of the Company (the "Continuing Directors"). The business address of the Continuing Directors is c/o DeCrane Aircraft Holdings, Inc., 2361 Rosecrans Avenue, Suite 180, El Segundo, California 90245.

DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth information regarding the directors of the Company as of July 15, 1998:


            NAME                       AGE                POSITION
----------------------------------    ----       ----------------------------

R. Jack DeCrane..................       51       Chairman of the Board and
                                                 Chief Executive Officer
R. G. MacDonald..................       67       Vice Chairman of the Board
James R. Bergman (a).............       55       Director
Paul H. Cascio (b)...............       36       Director
Mitchell I. Quain................       46       Director
Jonathan A. Sweemer (a)(b).......       42       Director

-----------------

(a)  Member of the Compensation Committee.

(b)  Member of the Audit Committee.

         The Company's Board is divided into three classes. Directors of each class will be elected at the annual meeting of stockholders of the Company held in the year in which the term of such class expires and will serve thereafter for three years. Messrs. MacDonald and Quain serve as class I directors for a term expiring as of the Annual Meeting in 1998. Messrs. Cascio and Bergman serve as class II directors for a term expiring as of the Annual Meeting in 1999. Messrs. DeCrane and Sweemer serve as class III directors for a term expiring as of the Annual Meeting in 2000.

   R. JACK DECRANE is the founder of the Company and has been Chairman of the Board of Directors of the Company since it was founded in December 1989. Mr. DeCrane served as President of the Company, which office then included the duties of chief executive officer, until April 1993 when he was elected to the newly-created office of Chief Executive Officer. Prior to founding the Company, Mr. DeCrane held various positions at the aerospace division of B.F. Goodrich. Mr. DeCrane was a Group Vice President at the aerospace division of B.F. Goodrich with management responsibility for three business units from 1986 to 1989. Mr. DeCrane is his own appointee to the Board under the terms of an agreement between the Company and certain of its shareholders and lenders.

   R. G. MACDONALD has been Vice Chairman of the Company since December 1996. Mr. MacDonald has been a member of the Board since December 1994, and was President of the Company from April 1993 until December 1996. The office of President of the Company included the duties of chief operating officer. Mr. MacDonald was a consultant to the Company from February 1993 to April 1993. Prior to joining the Company, he served as President and Chief Executive Officer of MDB Systems, Inc., a manufacturer of ruggedized computer disk systems, from 1990 to 1993.

   JAMES R. BERGMAN has been a member of the Board since October 1991. He is a founder and, since 1974, has been a general partner of DSV Partners IV ("DSV"), DSV Partners III and DSV Associates. Mr. Bergman is DSV's appointee to the Board under the terms of an agreement between the Company and certain of its shareholders and lenders. In August 1996, Mr. Bergman became a general partner of Brantley Venture Partners III, L.P. (an affiliate of Brantley Venture Partners II, L.P.). He is also a director of Maxim Integrated Products, Inc. and Quad Systems Corporation.

   PAUL H. CASCIO has been a member of the Board since September 1996. He is a general partner of Brantley Venture Partners II, L.P. (herein, "Brantley"). Mr. Cascio also serves as Vice President and Secretary of Brantley Capital Corporation. Mr. Cascio is Brantley's appointee to the Board under the terms of an agreement between the Company and certain of its shareholders and lenders. From December 1987 through May 1996, when he became a general partner of Brantley, Mr. Cascio was a Managing Director and head of the Industrial Manufacturing and Services Group in the corporate finance department at Dean Witter Reynolds Inc.

   MITCHELL I. QUAIN has been a member of the Board since May 1997. He is an Executive Vice President of and has been a member of the board of Furman Selz LLC since May 1997. From June 1975 to May 1997, he was a Managing Director of and held other positions with Schroder & Co. Inc. Mr. Quain has more than 20 years of financial and operating experience. Certain stock options have been granted to Mr. Quain, pursuant to a Board resolution providing for such options for non-management directors who do not serve pursuant to the terms of the Shareholder Agreement.

  JONATHAN A. SWEEMER has been a member of the Board since February
1996. He has been a member of Nassau Capital L.L.C., the general partner of Nassau Capital Partners, L.P. (herein, collectively with NAS Partners I, L.L.C., "Nassau") since January 1995. From May 1992 to December 1994, Mr. Sweemer was a Vice President for Princeton University Investment Co. Mr. Sweemer is Nassau's appointee to the Board under the terms of an agreement between the Company and certain of its shareholders and lenders.